3/16/2004

SECURI 04002112 IMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitas America, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38505 Country Club Drive, Suite 110
(No. and Street)

Farmington Hills (City) — Michigan (State) — 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis J. Brown (248) 848-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) — Roseville (City) — MI (State) — 48066 (Zip Code)

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2004 WASH. DC 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17 PS

OATH OR AFFIRMATION

I, Dennis J. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitas America, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITAS AMERICA, L.L.C.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

EQUITAS AMERICA, L.L.C.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To the Members of Equitas America, L.L.C.
Farmington Hills, Michigan

We have audited the accompanying balance sheets of Equitas America, L.L.C. as of December 31, 2003 and 2002 and the related statements of members' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitas America, L.L.C. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 20, 2004

EQUITAS AMERICA, L.L.C.
BALANCE SHEETS
December 31, 2003 And 2002

ASSETS

	2003	2002
Cash	$ 322,164	$ 100,109
Securities owned at market value	10,783	10,382
Accounts receivable:		
Brokers, dealers and clearing organizations	600,496	512,069
Deposits – clearing organizations	125,862	125,189
Amounts due from salesmen	40,653	24,783
Other	9,979	-
Other assets:		
Prepaid expenses	26,920	17,603
Deposits	7,524	6,524
Equipment (net of accumulated depreciation of $60,300 and $52,865)	4,614	8,969
	$1,148,995	$ 805,628

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Accounts payable:		
Brokers, dealers and clearing organizations	$ 361,502	$ -
Commissions due salesmen	365,604	418,669
Other	12,272	5,090
Accrued expenses	37,239	31,559
Securities sold, not yet purchased, at market value	65,286	6,450
Total liabilities	841,903	461,768
Members' equity	307,092	343,860
	$1,148,995	$ 805,628

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
For The Years Ended December 31, 2003 And 2002

	Amount
Balance, December 31, 2001	$309,510
Net income for the year ended December 31, 2002	78,292
Distributions to members	(43,942)
Balance, December 31, 2002	343,860
Net income for the year ended December 31, 2003	2,378
Distributions to members	(39,146)
Balance, December 31, 2003	$307,092

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Income:		
Commissions and fees	$5,237,534	$ 5,167,727
Trading gains/(losses)	(18,092)	(37,819)
Interest income	2,588	7,136
Total revenue	5,222,030	5,137,044
Interest expense	7,180	-
Net revenue	5,214,850	5,137,044
Commissions and clearing charges:		
Commissions paid	4,187,198	4,089,840
Clearing charges	304,626	313,184
Total commissions and clearing charges	4,491,824	4,403,024
Gross profit from operations	723,026	734,020
Selling, general and administrative expenses	720,148	654,728
Income before provision for taxes	2,878	79,292
Provision for taxes:		
Federal income tax (Note 2)	-	-
Single Business tax	500	1,000
Total provision for taxes	500	1,000
Net income	$ 2,378	$ 78,292

See accompanying notes.

EQUITAS AMERICA, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Cash flows from operating activities:		
Fees and commissions received	$5,500,630	$5,150,097
Interest received	1,915	6,947
Trading gains/(losses)	40,343	(33,895)
Commissions paid	(4,256,133)	(4,043,529)
Clearing charges	(304,626)	(313,184)
Other selling, general and administrative expenses paid	(710,168)	(672,446)
Deposit paid - Clearing organization	-	(100,000)
Interest expense	(7,180)	-
Single business taxes paid	(500)	(1,000)
Net cash provided (used) by operating activities	264,281	(7,010)
Cash flows used by investing activities:		
Purchases of equipment	(3,080)	(4,410)
Cash flows used by financing activities:		
Distributions to members	(39,146)	(43,942)
Net increase (decrease) in cash	222,055	(55,362)
Cash at beginning of year	100,109	155,471
Cash at end of year	$ 322,164	$ 100,109
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 2,378	$ 78,292
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	7,435	8,590
(Increase) decrease in:		
Securities owned	(401)	(2,526)
Accounts receivable	(114,276)	(16,839)
Deposits – Clearing Organization	(673)	(100,189)
Prepaid expenses	(9,317)	(3,263)
Deposits	(1,000)	-
Increase (decrease) in:		
Accounts payable	315,619	41,948
Accrued expenses	5,680	(19,473)
Securities sold, not yet purchased, at market value	58,836	6,450
Total adjustments	261,903	(85,302)
Net cash provided by operating activities	$ 264,281	$ (7,010)

See accompanying notes.

Note 1 - ORGANIZATION

Equitas America, L.L.C. was organized as a limited liability company by Equitas America Holding Company, Inc. The Company registered as a broker-dealer with the National Association of Securities Dealers in November, 1995 and commenced operations in March, 1996.

In December, 2000 Equitas Patronage Partnership acquired 85% ownership in the Company, thus becoming the majority member. Equitas America Holding Company, Inc. the former controlling member owns 14% of the Company. Some of the partners of Equitas Patronage Partnership are also officers of the Company.

See Note 3 for transactions with member.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

Federal Income Taxes

As a limited liability company, the members have elected to be treated by the Internal Revenue Service substantially as if it were a partnership. Therefore, the members' respective share of taxable income or loss is reportable on their income tax returns.

Note 3 – TRANSACTIONS WITH MEMBER

Equitas America Holding Company provides various consulting services to the Company. For the years ended December 31, 2003 and 2002 consulting fees charged to the Company amounted to $36,000 each year and are included in Selling, General and Administrative Expenses in the attached Statement of Operations.

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2003, the Company's net capital was $188,753 and its required net capital was $51,775. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 4.11 to 1.

Note 5 – LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at December 31, 2003 are as follows:

Year Ended December 31,	Amount
2004	$34,000
2005	$34,500
2006	$47,000
2007	$48,000
2008	$49,500
2009	$ 4,000

For the years ended December 31, 2003 and 2002, the total lease expense pursuant to the above operating lease amounted to $53,584 and $52,381, respectively, and is included in Selling, General, and Administrative Expense in the attached Statement of Operations.

SUPPORTING SCHEDULES

EQUITAS AMERICA, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

1.	Total ownership equity	$307,092
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	307,092
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	307,092
6.	Deduction and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	99,772
	B. Other deductions and/or charges	3,787
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	203,533
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	14,780
10.	Net capital	188,753
13.	Net capital requirement	51,775
14	Excess net capital	$136,978

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$841,903
19.	Total aggregate indebtedness liabilities	$776,617
20.	Percentage of aggregate indebtedness to net capital	411%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Equitas America, L.L.C. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$136,978
Differences due to:	
Increase in undue concentration on securities sold not yet purchased	12
Net adjustments to commissions due salesmen and accrued expenses	(2,154)
Decrease to minimum net capital requirement due to decrease in aggregate indebtedness	(143)
Adjustment of non-allowable assets	(1,223)
Adjustment of other deductions and/or charges	3,787
Adjustment of net book value of equipment	1,223
Excess per the Company's Part IIA FOCUS Report	$138,480

EQUITAS AMERICA, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2003

Equitas America, L.L.C. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".